Exhibit 8.1

The following table sets forth a list of our wholly owned subsidiaries.

Name of Subsidiary	Jurisdiction of Incorporation
SMAART Holdings Corp.[1]	Nevada, USA
Empower Healthcare Corporation[2]	Oregon, USA
SMAART Inc. [2]	Oregon, USA
The Hemp & Cannabis Company[2]	Washington, USA
THCF Access Points, Inc. [2]	Oregon, USA
The Hemp & Cannabis Company[2]	Oregon, USA
CanMed Solutions Inc. [2]	Oregon, USA

Notes:

1.	SMAART Holdings Corp is a wholly-owned direct subsidiary of the Registrant.
2.	These companies are second-tier wholly-owned indirect subsidiaries of the Registrant, which are held through SMAART Holdings Corp.